Exhibit 12.1

Cobalt International Energy, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
	2017	2016	2015	2014	2013
Fixed charges:
Interest expense	$162,542	$83,045	$63,376	$74,768	$65,376
Capitalized interest	59,558	99,541	105,819	58,458	17,700
Total	$222,100	$182,586	$169,195	$133,226	$83,076

Earnings:
Net loss	$(968,258)	$(2,343,309)	$(694,426)	$(510,763)	$(589,024)
Fixed charges	222,100	182,586	169,195	133,226	83,076
Interest capitalized	(59,558)	(99,541)	(105,819)	(58,458)	(17,700)
Total	$(805,716)	$(2,260,264)	$(631,050)	$(435,995)	$(523,648)

Ratio	—	—	—	—	—

Insufficient coverage	$1,027,816	$2,442,850	$800,245	$569,221	$606,724